UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

April 7, 2011

AMP Productions, Ltd.
(Exact name of registrant as specified in its charter)

Nevada	000-51824	98-0400189
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Bagua 1st Rd., 9th Floor, Pengji Commercial Space Building
Futian District, Shenzhen, 518028 People’s Republic of China

(Address of principal executive offices)

+(86)-755-22211114
(Registrant’s telephone number, including area code)

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

AMP PRODUCTIONS, LTD.
Bagua 1st Rd., 9th Floor, Pengji Commercial Space Building
Futian District, Shenzhen, 518028 People’s Republic of China

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

AMP PRODUCTIONS, LTD. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY SHAREHOLDERS OF AMP PRODUCTIONS, LTD. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement is being mailed on or about April 14, 2011, to the holders of common stock, par value $0.0001 per share, of AMP Productions, Ltd., a Nevada corporation (the “Company”).  You are receiving this Information Statement in connection with the appointment of three persons designated by the majority of the Company’s Board of Directors (the “Board”) to fill seats on the Company’s Board.  The resignation of the existing director and the appointment of the new directors will be effective ten (10) days following the filing and mailing of this Information Statement to the Company’s shareholders.

On March 31, 2011, we entered into and closed a share purchase and exchange agreement, or the “Share Exchange Agreement”, with China Digital Image Organization Co., Limited, or “China Digital,” the shareholders of China Digital, andThomas E. Mills, pursuant to which we acquired 100% of the issued and outstanding capital stock of China Digital in exchange for (i) 31,528,651 shares of our Common Stock (“Common Stock”), which collectively constituted approximately 97% of our issued and outstanding capital stock as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement (the “Share Exchange”), and (ii) payment (the “Cash Component”) of $2,368,471.35.  The Cash Component is payable in full within 12 months after the Closing. Therefore, China Digital became a wholly-owned subsidiary of the Company.  The Share Exchange resulted in a change in control of the Company.

Further and in connection with the Share Exchange, on March 31, 2011, Thomas E. Mills, our former sole officerand a director, submitted a resignation letter pursuant to which he resigned from all offices that he held effective immediately and from his position as our director that will become effective on the tenth day following the mailing by us of this Schedule 14F-1 to our stockholders.  In addition, our board of directors on March 31, 2011, increased the size of our board of directors to three directors and appointed Hua Zeng (Chairman of the Board), Jing Wang and Yongqing Ma to fill the vacancies created by such resignation and increase in the size of the board, which appointments will become effective upon the effectiveness of the resignation of Thomas E. Mills as a director on the tenth day following the mailing by us of this Schedule 14F-1.

You are urged to read this Information Statement carefully.
You are not, however, required to take any action.

VOTING SECURITIES

Upon the closing of the Share Exchange on March 31, 2011, the Company had 900,000,000 authorized shares of common stock, par value $0.0001 per share.  Upon the closing of the Share Exchange, 32,503,652 shares of our common stock were issued and outstanding.  Each share of common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2011 by (i) any person or group with more than 5% of any class of our voting stock, (ii) each director, (iii) our chief executive officer and each other executive officer whose cash compensation for the most recent fiscal year exceeded $100,000 and (iv) all such executive officers and directors as a group.  Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, Bagua 1st Rd., 9th Floor, Pengji Commercial Space Building, Futian District, Shenzhen 518028 People’s Republic of China.  Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table to our knowledge have sole voting and investment power with respect to all shares of securities shown as beneficially owned by them. The information in this table is as of March 31, 2011 based upon 32,503,652 shares of common stock outstanding.

Name and Address of Beneficial Owner	Office, If Any	Amount and Nature of Beneficial Ownership		Percent Common Stock

Hua Zeng	To become Chairman	10,214,838	(1)	31.4%

Jing Wang	Chief Executive Officer and to become a Director	9,836,493	(1)	30.3%

Yongqing Ma	Chief Financial Officer and to become a Director	-		*

Thomas E. Mills	Director and former CEO	32,930		*

All officers and directors as a group (four persons named above)		19,517,191		60.0%

Well Trend Consultants Limited		-	(2)	9.0	%(2)

* Less than 1%
- N/A

(1) 567,070 of such shares are indirectly owned through control and ownership of Truth Giver Group Limited, a company incorporated under the laws of the British Virgin Islands. Hua Zeng, our future Chairman, and Jing Wang, our CEO and future director are the owners of Truth Giver Group Limited.

(2)  Pursuant to the terms of that certain Consultancy Agreement dated September 25, 2010 between China Digital Image Organization Co., Limited and Well Trend Consultants Limited (“Well Trend”), as a result of the Exchange, AMP became obligated to issue Well Trend shares of its common stock equal to 9% of its total shares outstanding.  Therefore, Well Trend may be considered the beneficial owner of 9% of the Company’s outstanding common stock.

Changes in Control

The Company does not have any change of control or retirement arrangements with its executive officers.

CHANGES IN CONTROL

On March 31, 2011, we completed a reverse acquisition transaction through a share exchange (the “Share Exchange”) with China Digital and its shareholders, whereby we acquired 100% of the issued and outstanding capital stock of China Digital in exchange for (i) 31,528,651shares of our Common Stock, which collectively constituted approximately 97% of our issued and outstanding capital stock as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement and (ii) payment (the “Cash Component”) of $2,368,471.35.  The Cash Component is payable in full within 12 months after the Closing.

As a result of the reverse acquisition, China Digital became our wholly-owned subsidiary and the former shareholders of China Digital became our controlling stockholders.  The Share Exchange resulted in a change in control of the Company.

Immediately prior to the Share Exchange, the common stock of China Digital was owned by the following persons in the indicated percentages: Truth Giver Group Limited (60%); Liu Qunli (4.5%); Chen Caiping (4.5%); Yin Huaxian (4.5%); Zhang Xiaoyan (4.5%); Yu Xiaonan (2.6%); Zeng Juan (4%); Zhang Jintie (3.4%); Liang Juan (4%); ShiYinwang (4%); and Zhao Qingfang (4%).  Hua Zeng and Jing Wang own 51% and 49%, respectively, of the capital stock of Truth Giver Group Limited.  In connection with the share exchange, Thomas E. Mills sold 567,070 shares of AMP common stock to Truth Giver Group Limited in exchange for an aggregate payment of $300,000.

Hua Zeng, our future Chairman (the timing of which is set out in the paragraph below) and Jing Wang, our Chief Executive Officer and President, are the beneficial owners of a majority of the capital stock and voting power of AMP, as well as the Operating Subs.

Further and in connection with the Share Exchange, on March 31, 2011, Thomas E. Mills, our former sole officer and director, submitted a resignation letter pursuant to which he resigned from all offices that he held effective immediately and from his position as our director that will become effective on the tenth day following the mailing by us of this Schedule 14F-1.  In addition, our board of directors on March 31, 2011, increased the size of our board of directors to three directors and appointed Hua Zeng (Chairman of the Board), Jing Wang and Yongqing Ma to fill the vacancies created by such resignation and increase in the size of the board, which appointments will become effective upon the effectiveness of the resignation of Thomas E. Mills on the tenth day following the mailing by us of this Schedule 14F-1 to our stockholders.

In addition, on March 31, 2011, our board of directors appointed  Jing Wang to serve as the Company’s Chief Executive Officer and President and Yongqing Ma to serve as the Company’s Chief Financial Officer, Treasurer and Secretary, each effective upon the closing of the Share Exchange.  The closing of the Share Exchange, and the appointment of Jing Wang and Yongqing Ma as officers of the Company on the closing date, resulted in a change in control of the Company in which Hua Zeng and Jing Wang gained control of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

Prior to the consummation of the Share Exchange, our Board of Directors consisted of one director, Thomas Mills (the “Current Director”).  The Current Director has submitted a letter of resignation and Hua Zeng, Jing Wang and Yongqing Ma have been appointed to our Board of Directors (the “Incoming Directors”). The resignation of the Current Director and appointment of the Incoming Directors will both become effective 10 days after the filing and mailing of this Schedule 14F-1 (the “Effective Date”).  On March 31, 2011, the Board of Directors appointed the new executive officers as listed below.

NAME	AGE	POSITION
Hua Zeng(1)	29	To become a Director (Chairman)
Jing Wang(1)	35	Chief Executive Officer, President and to become a Director
Yongqing Ma(1)	40	Chief Financial Officer, Treasurer and Secretary and to become a Director
Thomas Mills(2)	43	Director

(1)  Will become a director on the Effective Date.
(2)  Current director until the Effective Date.

Hua Zeng  Mr. Zeng has served as Executive Director of China Digital since its incorporation in August 2009 and was one of the co-founders of China Digital.  He has served as the Chief Executive Officer of Shenzhen Holding Company since April 2009.  From June 2004 to April 2009 he served as the Chief Executive Officer of Shenzhen Digital Image 3D Design and Development Co., Ltd, one of our Operating Subs.  From 2003 to 2004, he served as national brand promotion manager in Huipu (China). In 2004, he started to launch his own business and entered into 3D animation industry in 2006.  He graduated from the School of Arts and Crafts in Hangzhou and majored in decoration design.  Mr. Zeng was selected to serve as Chairman because of his experience in management and the digital graphics business.

Jing Wang Ms. Wang was elected as the Chief Executive Officer and President of the Company in March 2011 and has served as the General Vice President of Shenzhen Digital Image Technology Co., Ltd., one of our Operating Subs, since August 2006.  From June 2004 to August 2006, she served as a General Manager of the operations department within that company.  Her duties with Shenzhen Digital Image Technology Co., Ltd. began in customer service and she was ultimately promoted to General Manager of the operations department in April 2006.  She graduated from Hubei Huangshi College. Ms. Wang was selected to serve as a director because of her experience in marketing and customer relations.

Yongqing Ma  Ms. Ma was elected as the Chief Financial Officer of the Company in March 2011.  From January 2009 to September 2010 she served as the Chief Financial Officer of Sino Green Land Corporation.  From January 2006 to August 2007 she served as Vice president of finance of PacificNet Inc. She has served as a director of Shenzhen Longtou Investment Limited & Longtou Investment (China) Limited since February 2004.    Ms. Ma was selected to serve as a director because of her experience in finance management and investment.

Thomas  Mills  Mr. Mills is presently our sole director and was our sole officer and director since July 10, 2009.  Mr. Mills was the co-founder of Thrust Energy Corp., an oil and gas exploration company in June 2005, and has been its Chief Executive Officer, President, Chief Financial Officer and a director since inception.  Mr. Mills was the co-founder of Kingston Mines Ltd., a mineral exploration company in June 2005, and was its Vice-President, Chief Financial Officer and a director until April 2008.  Mr. Mills also served as the President of Kingston Mines Ltd. from January 2008 until April 2008.  Since February 2009, Mr. Mills has also been the sole executive officer and director of Novagen Solar Inc., a privately held enterprise engaged in the sale of photovoltaic products.  He received his Bachelor of Laws degree from the University of British Columbia in 1996, and holds a Bachelor of Arts degree with an emphasis on management and organizational behavior, obtained from the University of Waterloo, Waterloo, Ontario in 1992.  Mr. Mills was called to the Bar of British Columbia  in 1997,  and  remains  a  practicing  member.

Family Relationships

There is no family relationship among any of our officers or directors.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company.  Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the required parties are delinquent in their Section 16(a) filings.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Transactions With Related Persons

The following includes a summary of transactions since the beginning of the 2009 year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Reverse Merger

On March 31, 2011, we entered into and closed a share purchase and exchange agreement, or the “Share Exchange Agreement”, with China Digital Image Organization Co., Limited, or “China Digital,” the shareholders of China Digital and Thomas E. Mills, pursuant to which we acquired 100% of the issued and outstanding capital stock of China Digital in exchange for (i) 31,528,651 shares of our Common Stock, which collectively constituted approximately 97.0% of our issued and outstanding capital stock as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement and (ii) payment (the “Cash Component”) of $2,368,471.35.  The Cash Component is payable in full within 12 months after the Closing.

In connection with the share exchange, Thomas E. Mills sold 567,070 shares of AMP common stock to Truth Giver Group Limited in exchange for an aggregate payment of $300,000.  Thomas Mills is currently a director and was our Chief Executive Officer until the share exchange.

Hua Zeng, our future Chairman, and Jing Wang, our Chief Executive Officer, are the beneficial owners of a majority of the capital stock and voting power of AMP, as well as the Operating Subs.

AMP Related Party Loans

During the fiscal years ended March 31, 2010 and 2011, Thomas Mills, our Director and former sole officer and former majority shareholder, or an entity affiliated with Mr. Mills, advanced the company $2,436 and $9,591 respectively, for certain recurring standard corporate expenses such as accounting and corporate filing fees.  As of December 31, 2010, the Company owed a total principal balance of $12,025 related to these payables.  Of such amount, $8,284 was owed to Mr. Mills individually and $3,741 was owed to Moneris Corporate Services Ltd. (“Moneris”), an entity affiliated with Mr. Mills.  Moneris is owned and controlled by Mr. Mills’ mother.  No interest was incurred with respect to such amounts.   As of March 31, 2011, all of such amounts have been paid off in full.

China Digital Loans

Prior to the acquisition of China Digital by AMP, certain related parties were issued loans by the Operating Subs.  The Company had amounts due from a shareholder for both the years ending September 30, 2009 and September 30, 2010, of $1,173 and $1,290, respectively. The balances had no fixed repayment terms, were unsecured, interest-free and due upon demand.  At December 31, 2010, all amounts due from the related party were paid off.

Insider Transactions Policies and Procedures

The Company does not currently have an insider transaction policy.

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

EXECUTIVE COMPENSATION

Summary Compensation Table — Fiscal Years Ended September 30, 2009 and 2010

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officer received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	All Other Compensation ($)	Total ($)
Jing Wang, Chief Executive Officer	2009(1)	16,554	0	16,554
	2010(1)	17,365	0	17,365
Thomas E. Mills, former Chief Executive Officer	2009(2)	0	0	0
	2010(2)	0	0	0

(1)	Represents compensation paid by our Operating Subs for the years ended September 30, 2010 and 2009.
(2)	Represents compensation paid by AMP for the years ended March 31, 2010 and 2009.

On March 31, 2011, we acquired China Digital in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction Jing Wang became our Chief Executive Officer.  Prior to the effective date of the reverse acquisition, Mr. Thomas E. Mills served as the Chief Executive Officer and President of AMP.  The compensation shown in this table includes the amounts Jing Wang received from the Operating Subs prior to the consummation of the reverse acquisition.

 Summary of Employment Agreements and Material Terms

Prior to our reverse acquisition of China Digital, the Operating Subs, our operating affiliates were private limited companies organized under the laws of the PRC, and in accordance with PRC regulations, the salary of our executives was determined by our shareholders.  In addition, each employee is required to enter into an employment agreement.  Accordingly, all our employees, including management, have executed our employment agreement.  Our employment agreements with our executives provide the amount of each executive officer’s salary and establish their eligibility to receive a bonus.  Jing Wang’s employment agreement provides for an annual salary of RMB 80,000 (approximately $11,765).

Other than the salary and necessary social benefits required by the government, which are defined in the employment agreement, we currently do not provide other benefits to the officers at this time. Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

We have not provided retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officers.

Outstanding Equity Awards at Fiscal Year End

For the year ended September 30, 2010, no director or executive officer has received compensation from us pursuant to any compensatory or benefit plan. There is no plan or understanding, express or implied, to pay any compensation to any director or executive officer pursuant to any compensatory or benefit plan, although we anticipate that we may in the future compensate our officers and directors for services to us with stock or options to purchase stock, in lieu of cash.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the year ended September 30, 2010 and currently no compensation arrangements are in place for the compensation of directors.

CORPORATE GOVERNANCE

Audit, Nominating, Compensation Committees and Director Independence

Our Board of Directors currently has no independent directors and does not have standing audit, nominating or compensation committees as of the date hereof and the entire Board is performing the functions normally associated with an audit, nominating and compensation committee. However, we anticipate the Company will in the future seek to form audit and other Board committees in a manner consistent with Nasdaq listed companies.

Executive and Director Compensation Determination

Prior to our reverse acquisition, our operating subsidiaries were private limited companies, and, in accordance with the regulations of their jurisdictions of incorporation, the salary and bonus of our executive officers was determined by our shareholders.

Going forward, the Board of Directors will annually review the performance and total compensation package for the Company’s executive officers, including the Chief Executive Officer, consider the modification of existing compensation, and the adoption of new plans.

Consideration of Director Nominees

In evaluating and determining whether to recommend a person as a candidate for election as a director, the Board of Directors considers the person’s qualities and skills, which include business and professional background, history of leadership or contributions to other organizations, function skill set and expertise, general understanding of marketing, finance, accounting and other elements relevant to the success of a publicly-traded company in today’s business environment, and service on other boards of directors. There are no specific minimum qualifications for nominees. The Board of Directors may employ a variety of methods for identifying and evaluating nominees for director. The Board of Directors may assess the size of the Board, the need for particular expertise on the Board, the upcoming election cycle of the Board and whether any vacancies are expected, due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the Board of Directors will consider various potential candidates for director which may come to the Board of Directors’ attention through current Board members, professional search firms, shareholders or other persons. No fees have been paid to any third party to identify or evaluate potential director nominees.

In exercising its function of recommending individuals for nomination by the Board for election as directors, the Board of Directors considers nominees recommended by shareholders. The Board of Directors will consider candidates recommended by shareholders under the criteria summarized above. The Board of Directors will make an initial analysis of the qualities and skills of any candidate recommended by shareholders or others pursuant to the criteria summarized above to determine whether the candidate is suitable for service on our Board before deciding to undertake a complete evaluation of the candidate. If any materials are provided by a shareholder or professional search firm in connection with the nomination of a director candidate, such materials are forwarded to the Board of Directors as part of its review. The same identifying and evaluating procedures apply to all candidates for director nomination, including candidates submitted by shareholders.

If you would like the Board of Directors to consider a prospective candidate, please submit the candidate’s name and biographical description to: AMP Productions, Ltd., Bagua 1st Rd., 9th Floor, Pengji Commercial Space Building Futian District, Shenzhen, 518028 People’s Republic of China, Attention:  Chief Executive Officer.

Board of Directors’ Meetings

During our fiscal year ending September 30, 2010, our Board of Directors acted by unanimous written consent on one occasion.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The current Bylaws of the Company provide that the Company shall indemnify its directors and officers as permitted under Nevada law. The Company is permitted by the Bylaws to purchase and maintain insurance on behalf of its officers and directors against any liability and expense incurred in such capacity, whether or not the Company would have the power to indemnify such person against such liability.

The Company is incorporated under the laws of the State of Nevada. Section 78.7502 of the Nevada Revised Statutes provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

Section 78.7502 further provides a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 78.751 of the Nevada Revised Statutes provides that discretionary indemnification under Section 78.7502 unless ordered by a court or advanced pursuant to subsection 2 of section 78.751, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made by:

●	By the stockholders;

●	By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

●	If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

●	If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

The Articles of Incorporation, the Bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

The indemnification and advancement of expenses authorized in or ordered by a court pursuant to NRS Section 78.751:

●
does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to section 78.7502 or for the advancement of expenses made pursuant to subsection 2 of section 78.751, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and

●	continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling the company pursuant to provisions of our articles of incorporation and bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding, which may result in a claim for such indemnification.

NO SHAREHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of shareholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the transactions contemplated by the Share Exchange. No vote or other action is being requested of the Company’s shareholders. This Information Statement is provided for informational purposes only.

SHAREHOLDER COMMUNICATIONS WITH DIRECTORS

Shareholders who want to communicate with our Board or any individual director can write to:

AMP Productions, Ltd.
Bagua 1st Rd., 9th Floor, Pengji Commercial Space Building
Futian District, Shenzhen, 518028 People’s Republic of China

Your letter should indicate that you are a shareholder of the Company.  Depending on the subject matter, management will:

•	Forward the communication to the Director or Directors to whom it is addressed;

•	Attempt to handle the inquiry directly; or

•	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned thereunto duly authorized.

AMP PRODUCTIONS, LTD.

Date: April 7, 2011	By:	/s/ Jing Wang
Jing Wang
Chief Executive Officer